

Mail Stop 3561

September 25, 2006

**Via U.S. Mail and Fax (619) 595-4883**

Mr. Henri Hornby
Chief Executive Officer and Principal Accounting Officer
Competitive Companies, Inc.
3751 Merced Drive
Suite A
Riverside, CA 92503

> **RE: Competitive Companies, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed September 19, 2006**
>
> **Form 10-Q for the quarters ended March 31 and June 30, 2006**
> **File No. 0-50668**

Dear Mr. Hornby:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

***Annual Report filed on form 10-KSB for the year ended December 31, 2005***

Item 6. MD&A of Financial Conditions and Results of Operations

Results of Operations for the Years Ended December 31, 2005 and 2004

1. In conjunction with the following comment, which directs you to present CA Network's historical financials instead of CCI's (both in MD&A and within the Financials), expand your analysis of year over year performance to "address key variable and other qualitative and quantitative factors which are necessary to an understanding and evaluation" of your company. Do not merely provide boilerplate recitations of the numerical variances. See Item 303(b) of Regulation S-B.

Audit Report, page F-1

2. We note that your auditor, Lawrence Scharfman & Co., is located in Boynton Beach, FL while your primary business operations are in California. Please confirm that the auditors are licensed to audit a company located in California.

Consolidated Statement of Operations, page F-4

Note 1 – Summary of Accounting Policies, page F-7

3. We note that you accounted for the merger with CAN as a reverse acquisition because the shareholders of CAN received the majority of the voting rights in the combined company. In this regard, tell us how you considered the other factors in paragraphs 17 of SFAS 141 to support your conclusion that CAN should be considered the accounting acquirer.

   If it is determined that CAN is the accounting acquirer, we believe that the financial statements required to be presented at December 31, 2004 and 2005 should be those of CAN, giving effect to the acquisition of Competitive Companies on the merger date. While revising these financials, revise your presentation in MD&A accordingly.

   In addition, you should revise your allocation of the purchase price of Competitive Companies in accordance with paragraphs 35-46 of SFAS 141. In this regard, we note that it is not appropriate to record the acquisition price as compensation expense in your statement of operations.

   For periods presented prior to the merger, restate the equity section of the balance sheet, the statement of stockholders' equity, and earnings per share of the legal target/accounting acquirer (CAN) to reflect the exchange ratio established in the merger agreement (i.e. the ratio of the number of shares issued by the legal acquirer in exchange for the number of shares of the legal target/accounting acquirer).

Also for periods presented prior to the merger, retroactively restate the equity section of the balance sheet and the statement of stockholders' equity to reflect the new par value of the legal acquirer's (CCI's) shares (if different than the accounting acquirer's par value). This adjustment results in a reclassification between Common Stock (or Preferred Stock, if applicable) and Additional Paid-In Capital.

\* \* \* \*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. The cover letter and amendment should be uploaded to the EDGAR system. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Carlos Pacho, Senior Assistant Chief Accountant, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,


Larry Spirgel
Assistant Director